NEWS RELEASE

EMX Royalty Announces the Appointment of Two New Members to the Board of Directors

Vancouver, British Columbia, April 29, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the appointment of Mr. Dawson Brisco and Mr. Chris Wright as independent directors to the Board effective immediately.

Dawson Brisco

Mr. Brisco is a Professional Geologist with 20 years of mining industry and business development experience in a variety of roles in the bulk commodity, metals and energy sectors.  Mr. Brisco is currently the President and CEO of Morien Resources Corp., a Canadian mining royalty company specialized in bulk commodities, a position he has held since 2018. Prior to joining Morien, Mr. Brisco held numerous senior business development and technical roles including senior manager of an exploration alliance with Xstrata in Asia from 2005 to 2010. Mr. Brisco is an independent Director of the Mining Association of Nova Scotia and holds an Honours Bachelor of Science degree in Geology from Saint Mary's University in Halifax, Nova Scotia.

Chris Wright

Mr. Wright serves as Chief Executive Officer and Chairman of the Board of Liberty Energy. Mr. Wright is a dedicated humanitarian with a passion for bringing the benefits of energy to every community in the world. This passion has inspired a career in energy working not only in oil and gas but nuclear, solar, and geothermal. Mr. Wright embraces all sources of energy if they are abundant, affordable, and reliable.

Mr. Wright completed an undergraduate degree in Mechanical Engineering at MIT and graduate work in Electrical Engineering at both UC Berkeley and MIT. Mr. Wright founded Pinnacle Technologies and served as CEO from 1992 to 2006. Pinnacle created the hydraulic fracture mapping industry and its innovations helped launch commercial shale gas production in the late 1990s. Mr. Wright was Chairman of Stroud Energy, an early shale gas producer, before its sale to Range Resources in 2006. Additionally, Mr. Wright founded and served as Executive Chairman of Liberty Resources and Liberty Midstream Solutions until its sale in 2024. He also sits on the Board of Directors for Urban Solutions Group, and the Federal Reserve Bank, Denver Branch. In addition to his role at Liberty Energy, Mr. Wright serves on the board of numerous organizations and nonprofits, including a founding board member of the Bettering Human Lives Foundation.

About EMX - EMX is a precious, and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding EMX's normal course issuer bid, the Company's pre-defined plan with its broker to allow for the repurchase of Shares and the timing, number and price of Shares that may be purchased under the normal course issuer bid, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to the market price of the Shares being too high to ensure that purchases benefit the Company and its shareholders, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2023 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2